                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                CI4net.com, Inc.

                                (Name of Issuer)


                    Common Stock, par value $0.001 per share

                         (Title of Class of Securities)


                                    171783202

                                 (CUSIP Number)

                                Donald S. Parker
                    Senior Vice President and General Counsel
                       Global One Communications Pty, Ltd.
                           12490 Sunrise Valley Drive
                             Reston, Virginia 22096
                                 (703) 689-6000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   May 9, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
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         1        Name of Reporting Person
                  I.R.S. Identification  No. of above person (entities only)

                           Global One Communications Pty, Ltd.
                           I.R.S. Identification No.
--------------------------------------------------------------------------------
         2        Check the appropriate box if a member of a group     (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
         3        SEC use only

--------------------------------------------------------------------------------
         4        Source of Funds

                           OO
--------------------------------------------------------------------------------
         5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6        Citizenship or Place of Organization

                           Australia
--------------------------------------------------------------------------------
                           7        Sole Voting Power          0

Number of         --------------------------------------------------------------
Shares                     8        Shared Voting Power        15,950,000 shares
Beneficially                        (see response to Item 5 below)
Owned by          --------------------------------------------------------------
Each                       9        Sole Dispositive Power     0
Reporting         --------------------------------------------------------------
Person With                10       Shared Dispositive Power   15,950,000 shares
                                    (see response to Item 5 below)

--------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by each Reporting Person

                           15,950,000 shares (see response to Item 5 below)

--------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]


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--------------------------------------------------------------------------------
         13       Percent of Class Represented  by Amount in Row (11)

                           44.6% (see response to Item 5 below)

--------------------------------------------------------------------------------
         14       Type of Reporting Person

                           CO
--------------------------------------------------------------------------------


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         1        Name of Reporting Person
                  I.R.S. Identification  No. of above person (entities only)

                           France Telecom
                           I.R.S. Identification No.
--------------------------------------------------------------------------------
         2        Check the appropriate box if a member of a group     (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
         3        SEC use only

--------------------------------------------------------------------------------
         4        Source of Funds

                           OO
--------------------------------------------------------------------------------
         5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
         6        Citizenship or Place of Organization

                           France
--------------------------------------------------------------------------------
                           7        Sole Voting Power          0

Number of         --------------------------------------------------------------
Shares                     8        Shared Voting Power        15,950,000 shares
Beneficially                        (see response to Item 5 below)
Owned by          --------------------------------------------------------------
Each                       9        Sole Dispositive Power     0
Reporting         --------------------------------------------------------------
Person With                10       Shared Dispositive Power   15,950,000 shares
                                    (see response to Item 5 below)

--------------------------------------------------------------------------------
         11       Aggregate Amount Beneficially Owned by each Reporting Person

                           15,950,000 shares (see response to Item 5 below)

--------------------------------------------------------------------------------
         12       Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares [ ]

--------------------------------------------------------------------------------


                                       4
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         13       Percent of Class Represented  by Amount in Row (11)

                           44.6% (see response to Item 5 below)

--------------------------------------------------------------------------------
         14       Type of Reporting Person

                           CO
--------------------------------------------------------------------------------


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
ITEM  1. SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of CI4net.com, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1 Rockefeller Center, Suite 1600, New York, New York 10020.

ITEM  2. IDENTITY AND BACKGROUND.

         The person filing this Statement is Global One Communications Pty, Ltd.. ("Global One-Australia"). Global One-Australia is a wholly owned subsidiary of Global One Communications World Holding B.V., a member of the Global One group of entities engaged in the business of providing international telecommunication services. Global One is operated as an independent company within the France Telecom Group. Global One offers a single source for high-quality IP, data and voice telecommunication services worldwide, with a primary focus on the multinational business market. Global One, a member of the France Telecom Group, has a local sales presence in more than 70 countries and had revenues of US $1.1 billion in 1999. The US business address of Global One is 12490 Sunrise Valley Drive, Reston, Virginia 20196.

         During the last five years, neither Global One nor, to the knowledge of Global One, any executive officer or director of Global One, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibitions or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The attached Schedule I is a list of the directors and executive officers of Global One-Australia and contains the following information with respect to each such person:

         (a)      name;
         (b)      business address; and
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Each person identified on Schedule I hereto is a citizen of Australia, with exception noted.

         The attached Schedule II is a list of the directors and executive officers of France Telecom and contains the following information with respect to each such person:

         (a)      name;
         (b)      business address; and
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.


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
         Each person identified on Schedule II hereto is a citizen of France.

ITEM       3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to (i) the Stock Pledge Agreement dated as of May 9, 2001, among Global One-Australia, the Issuer, United States Trust Company of New York ("US Trust"), as agent for Global One-Australia, and Anjan Limited, (ii) the Stock Pledge Agreement dated as of May 9, 2001, among Global One-Australia, the Issuer, US Trust, as agent for Global One-Australia, and Internet Plc, and (iii) the Stock Pledge Agreement dated as of May 9, 2001, among Global One-Australia, the Issuer, US Trust, as agent for Global One-Australia, and Tech Capital Group Limited (Anjan Limited, Internet Plc and Tech Capital Group Limited collectively referred to as the "Pledgors"), Global One-Australia as well as the entities that directly or indirectly control Global One-Australia may be deemed to be the beneficial owner of 15,950,000 shares of Common Stock pledged to it thereunder. However, unless and until Global One-Australia elects to exercise its rights and remedies upon the occurrence and continuance of an event of default under any Stock Pledge Agreement, Global One-Australia and such entities disclaim beneficial ownership of all shares of Common Stock. See response to Item 5. Global One-Australia has entered into certain service order contracts ("Service Contracts") with Global Freeway Pty Ltd ("Global Freeway"), a subsidiary of the Issuer, for the provision by Global One-Australia of certain telecommunications and related services to Global Freeway. In connection with the Service Contracts, the Issuer has executed and delivered to Global One-Australia a Letter of Guarantee, dated August 29, 2000 (the "Guarantee"), guaranteeing Global Freeway's obligations to Global One-Australia. In connection with its obligations under the Guarantee, the Issuer has agreed to make payments to Global One in accordance with a payment schedule agreed to by the parties (a copy of which is attached to each Stock Pledge Agreement). The Pledgors are owners of 15,950,000 shares of the Issuer's Common Stock. Global One-Australia is owed approximately US $23,500,000 pursuant to the terms of the Guarantee. The Pledgors entered into the Stock Pledge Agreements as security for the Issuer's payment obligations under the Guarantee. The Pledgors agreed to enter into the Stock Pledge Agreements to induce Global One-Australia to maintain the provision of telecommunications service to Global Freeway.

         The description of each Stock Pledge Agreement contained herein is qualified in its entirety by reference to the applicable agreement, which is attached hereto as Exhibit 1.

ITEM  4. PURPOSE OF THE TRANSACTION.

         The purpose of each Stock Pledge Agreement is to secure the Issuer's payment obligations under the Guarantee to Global One-Australia. The terms of each Stock Pledge Agreement are hereby incorporated by reference. Under each Stock Pledge Agreement, the Pledgor pledges to US Trust (in its capacity as agent for Global One-Australia) certain shares of the Issuer's Common Stock. Each Stock Pledge Agreement provides that the failure of the Issuer to pay when due the amounts set forth on the payment schedule attached to each Stock Pledge Agreement will result in an event of default thereunder. As of the date hereof, an event of default has occurred and is continuing under each Stock Pledge Agreement.


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
         The Reporting Person consummating this transaction herein described has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. However, upon an event of default, Global One-Australia is entitled to exercise all rights and remedies available under the terms of each Stock Pledge Agreement. These rights and remedies include: (i) the Agent's right (acting upon the written instructions of Global One-Australia), without notice to the Pledgor, to transfer or register in the name of the Agent or any of its nominees, any or all of the Pledged Collateral (which is defined as the shares of Common Stock of the Issuer pledged to Global One-Australia pursuant to the Stock Pledge Agreement and the certificates representing these shares, and all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares, and all proceeds of any and all of the foregoing), (ii) the Agent's right (acting upon the written instructions of Global One-Australia) with respect to the Pledged Collateral to exercise all the rights and remedies of a secured party on default under the Uniform Commercial Code in effect in the State of New York, and the right to sell the Pledged Collateral at public or private sale, and (iii) any cash held by the Agent as Pledged Collateral and all cash proceeds received by the Agent in respect of any sale may be held by the Agent (acting upon the written instructions of Global One-Australia) as collateral for, and/or then or at any time thereafter be applied against all or any part of the obligations owed to Global One-Australia in such order as Global One-Australia shall determine.


ITEM  5.          INTEREST IN SECURITIES OF THE ISSUER.

         The shares subject to the Stock Pledge Agreements consist of 15,950,000 outstanding shares of Common Stock. As of May 7, 2001, there are 35,742,602 shares of Common Stock outstanding. Accordingly, as of such date, the pledged shares of Common Stock represent approximately 44.6% of the outstanding shares of Common Stock of the Issuer.

         Except as described above, neither Global One-Australia nor, to Global One-Australia's knowledge, any person named in Schedule I hereto beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference as if fully set forth herein.

ITEM  7.          MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: (a) Stock Pledge Agreement, dated as of May 9, 2001, among Anjan Limited, Global One-Australia, US Trust and the Issuer.
                                    (b) Stock Pledge Agreement, dated as of
                                    May 9, 2001, among Internet Plc, Global
                                    One-Australia, US Trust and the Issuer.


                                       8
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                                    (c) Stock Pledge Agreement, dated as of May
                                    9, 2001, among Tech Capital Group Limited,
                                    Global One-Australia, US Trust and the
                                    Issuer.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



May 17, 2001               Global One Communications Pty, Ltd.

                           By:      /s/ Richard Knott
                           Name: Richard Knott
                           Title: Managing Director


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                                                                      SCHEDULE I


                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                      Global One Communications Pty, Ltd.:

                                    Directors

  Name, Business Address                Present Principal Occupation and Address of Employment
  ----------------------                ------------------------------------------------------
Richard George Knott                    AVP Australia and New Zealand
Australian Citizen                      Level 29, 255 George Street, Sydney, NSW, 2000

Dennis Kon-Lin Liew                     Senior Director Finance
Australian Citizen                      50th Floor, Central Plaza, 18 Harbour Road, Wanchai,
                                        Hong Kong

Joveliano Soliano Trinidad              AVP Assistant General Counsel
United States Citizen                   50th Floor, Central Plaza, 18 Harbour Road, Wanchai,
                                        Hong Kong



                               Executive Officers

  Name, Business Address                Present Principal Occupation and Address of Employment
  ----------------------                ------------------------------------------------------
Ian Brian Hopkins                       Secretary
                                        The Chifley Tower
                                        2 Chifley Square
                                        Sydney, NSW
                                        2000, Australia

                                                                     SCHEDULE II


                       Name, business address, and present
                      principal occupation or employment of
                     the directors and executive officers of
                                 France Telecom:

                                    Directors

                                                             Present Principal Occupation and
Name, Business Address                                       Address of Employment
----------------------                                       --------------------------------
Francois Grapotte                                            6, place d'Alleray
                                                             75015 Paris, FRANCE
Jean-Claude Desrayaud                                        6, place d'Alleray
                                                             75015 Paris, FRANCE
Jean Simonin                                                 6, place d'Alleray
                                                             75015 Paris, FRANCE
George Michael Likierman                                     6, place d'Alleray
                                                             75015 Paris, FRANCE
Didier Lombard                                               6, place d'Alleray
                                                             75015 Paris, FRANCE
Christophe Blanchard Dignac                                  6, place d'Alleray
                                                             75015 Paris, FRANCE
Yannick D'Escatha                                            6, place d'Alleray
                                                             75015 Paris, FRANCE
Simon Nora                                                   6, place d'Alleray
                                                             75015 Paris, FRANCE
Nicolas Jachiet                                              6, place d'Alleray
                                                             75015 Paris, FRANCE
Jean Paul Bechat                                             6, place d'Alleray
                                                             75015 Paris, FRANCE
Pascal Colombani                                             6, place d'Alleray
                                                             75015 Paris, FRANCE
Jacques De Larosiere De Champfeu                             6, place d'Alleray
                                                             75015 Paris, FRANCE
Pierre Louis Gardonneix                                      6, place d'Alleray
                                                             75015 Paris, FRANCE
Christian Pheline                                            6, place d'Alleray
                                                             75015 Paris, FRANCE
Raymond Durand                                               6, place d'Alleray
                                                             75015 Paris, FRANCE
Pierre Peuch                                                 6, place d'Alleray
                                                             75015 Paris, FRANCE
Christophe Aguiton                                           6, place d'Alleray

                                                             75015 Paris, FRANCE
Jean-Francois Davoust                                        6, place d'Alleray
                                                             75015 Paris, FRANCE
Jean-Pierre Delezenne                                        6, place d'Alleray
                                                             75015 Paris, FRANCE
Nadine Grandmougin                                           6, place d'Alleray
                                                             75015 Paris, FRANCE


                               Executive Officers

                                                             Present Principal Occupation and
Name, Business Address                                       Address of Employment
----------------------                                       --------------------------------
Michel Bon                                                   Chairman
                                                             6, place d' Alleray
                                                             75015 Paris, FRANCE


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